June 12, 2012

U.S. Bancorp Fund Services, LLC

615 East Michigan Street

Milwaukee, WI 53202

VIA EDGAR TRANSMISSION

Mr. John Ganley

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201

Dear Mr. Ganley:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the Trust, on behalf of its series, the Direxion S&P 1500® DRRC Index Volatility Response Shares, Direxion S&P 600® DRRC Index Volatility Response Shares, Direxion S&P 500® DRRC Index Volatility Response Shares, Direxion S&P Latin America 40 DRRC Index Volatility Response Shares and the Direxion DWS NASDAQ Volatility Index Response Shares, hereby requests that effectiveness under the 1933 Act of PEA No. 69 to its registration statement on Form N-1A be accelerated to June 14, 2012. The undersigned is aware of its obligations under the 1933 Act.

If you have any additional questions or require further information, please contact Kevin Christy at (202) 778-9195 at K&L Gates LLP or Adam Henkel at U.S. Bancorp Fund Services, LLC at (312) 325-2037.

Sincerely,

Direxion Shares ETF Trust

/s/  Daniel D. O’Neill

Name: Daniel D. O’Neill

Title: President

Enclosures

cc:	Robert J. Zutz, K&L Gates LLP
Adam R. Henkel, U.S. Bancorp Fund Services, LLC

FORESIDE FUND SERVICES, LLC

3 Canal Plaza, Suite 100, Portland, Maine 04101

June 12, 2012

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust
File Nos.: 333-150525 and 811-22201

Ladies and Gentlemen:

Direxion Shares ETF Trust

REQUEST FOR ACCELERATION.

As the principal underwriter for the Direxion S&P 1500® DRRC Index Volatility Response Shares, Direxion S&P 600® DRRC Index Volatility Response Shares, Direxion S&P 500® DRRC Index Volatility Response Shares, Direxion S&P Latin America 40 DRRC Index Volatility Response Shares and the Direxion DWS NASDAQ Volatility Index Response Shares, each a series of the Direxion Shares ETF Trust, the undersigned hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of post-effective amendment No. 69 to the Direxion Shares ETF Trust’s registration statement on Form N-1A be accelerated to June 14, 2012. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

FORESIDE FUND SERVICES, LLC

/s/  Nanette K. Chern

Nanette K. Chern

Vice President